January 30, 2019

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Zymeworks Inc.
Registration Statement on Form S-3
File No. 333-228782

Ladies and Gentlemen:

Pursuant to Rule 473 of the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the cover page of the Registration Statement on Form S-3 (File No. 333-228782) filed by Zymeworks Inc. on January 22, 2019:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Riccardo Leofanti of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (416) 777-4700.

Very truly yours,

ZYMEWORKS INC.

By:	/s/ Neil Klompas
	Name:	Neil Klompas
	Title:	Chief Financial Officer